Exhibit 12.1

TE CONNECTIVITY LTD.

COMPUTATION OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown:

	Nine Months Ended	Fiscal
	June 30, 2017	2016	2015	2014	2013	2012
	($ in millions)
Earnings:
Income from continuing operations before income taxes	$1,408	$1,162	$1,575	$1,760	$1,080	$1,192
Fixed charges	112	148	162	154	165	209
	$1,520	$1,310	$1,737	$1,914	$1,245	$1,401
Fixed Charges:
Interest expense and amortized premiums, discounts, and capitalized expenses related to indebtedness	$95	$127	$139	$131	$142	$176
Interest component of rental expense	17	21	23	23	23	33
	$112	$148	$162	$154	$165	$209

Ratio of Earnings to Fixed Charges	13.57	8.85	10.72	12.43	7.55	6.70